Exhibit (g)(4)

Reinsurance Agreement: Swiss RE Life & Health America Inc.

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE THE INFORMATION IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED. OMITTED INFORMATION IS INDICATED BY [*].

Amendment #5 to Automatic Self-Administered YRT Reinsurance Agreement I2026092US-18 effective June 4, 2018 between AMERITAS LIFE INSURANCE CORP. of Lincoln, Nebraska (“the Company") and SWISS RE LIFE & HEALTH AMERICA INC. of Jefferson City, Missouri ("the Reinsurer").

Effective as of the dates shown, Exhibit A, Business Covered, is replaced with the Exhibit A, Business Covered in order to add coverage of the Access Whole Life, Ameritas Performance VUL II and Ameritas Advisor VUL II plans:

Effective December 9, 2019, Exhibit C-4, Rates and Terms for the Access Whole Life plan is hereby added to the Agreement.

Effective January 21, 2020, Exhibit C-5, Rates and Terms for Ameritas Performance VUL II and Ameritas Advisor VUL II Plans is hereby added to the Agreement.

All other provisions of the Reinsurance Agreement will continue unchanged. Made in duplicate and hereby executed by both parties.

AMERITAS LIFE INSURANCE CORP.

/S/ [*]

SWISS RE LIFE & HEALTH AMERICA INC.

/S/ [*]

Swiss Re

Reinsurance Agreement #I2026092US-18

This Automatic Self-Administered YRT Reinsurance Agreement

Effective June 4, 201 8

(hereinafter referred to as the "Agreement")

is made between

Ameritas Life Insurance Corp.

a Nebraska insurance company (hereinafter referred to as the 11Company")

and

Swiss Re Life & Health America Inc.

a Missouri insurance company

(hereinafter referred to as the "Reinsurer")

Table of Contents

Article 1

1.1	General
1.2	Scope of Coverage

Article 2

2.1	Automatic Reinsurance

2.2       Facultative Reinsurance

Article 3

3.1	Automatic Submissions

3.2       Facultative Submissions

Article 4

4.1	Commencement of Automatic Reinsurance Liability
4.2	Commencement of Facultative Reinsurance Liability
4.3	Conditional Receipt or Temporary Insurance Agreement Liability

Article 5

5.1	Premium Accounting
5.2	Currency
5.3	Non-Payment of Premiums

Article 6

6.1	Right of Offset

Article 7

7.1       Conversions

7.2      Policy Changes 7.3       Reductions

7.4       Lapses

7.5       Reinstatements

7.6       Reinsurance Limits

Article 8

8.1	Retention Limit Change
8.2	Recapture
8.3	Additional Situations Eligible for Recapture
8.4	Waiver of Premium Claims

Article 9

9. 1	Claims Notice and Consultation
9.2	Claims Payment
9.3	Claims Practices
9.4	Contested Claims
9.5	Claims Expenses
9.6	Extra Contractual Obligations
9.7	Misstatement of Age or Sex

Article 10

10.1     Errors and Omissions in Administration of Reinsurance

10.2     Dispute Resolution

10.3	Arbitration
10.4	Expedited Dispute Resolution Process

Article 11

11. 1	Insolvency

Article 12

12. 1	DAC Tax Election
12.2	Taxes and Expenses
12.3	The Foreign Account Tax Compliance Act (FATCA)

Article 13

13. 1	Entire Agreement

13. 2     Inspection of Records

13. 3	Utmost Good Faith
13.4	Confidentiality
13.5	OFAC Compliance

Article 14

14. 1	Representations and Warranties

Article 15

15. 1	Business Continuity

Article 16

16. 1	Duration of Agreement

16.2     Severability

16.3	Construction
16.4	Credit for Reinsurance

16.5     Non-Waiver

16.6    Retrocession

16.7     Governing Law

16.8     Interest

16.9     Counterparts

Execution

Exhibits

A Business Covered

A-1 Business Guidelines

A-2 Facultative Submissions

B Reinsurance Application

C General Terms

C-1 Rates and Terms for Specific Plans

D The Company's Retention Limits

E Automatic Issue and Acceptance Limits

F Reinsurance Reports

Article 1

1 .1      General

This Agreement is an indemnity reinsurance agreement solely between the Company and the Reinsurer. The acceptance of risks under this Agreement by the Reinsurer will create no right or legal relation between the Reinsurer and the insured, owner, beneficiary, or assignee of any insurance policy of the Company.

This Agreement will be binding upon the parties hereto and their respective successors and assigns including any rehabilitator, conservator, liquidator or statutory successor of either party. Neither party may effect any novation of this Agreement without the other party's prior written consent.

Day or days, when used in this Agreement, will mean calendar days.

1 .. 2     Scope of Coverage

This· Agreement applies to all directly issued insurance policies and supplemental benefits and riders listed in Exhibit A (hereinafter referred to as "policies" or "policy") and issued in a jurisdiction in which the Company is properly licensed. On and after the effective date of this Agreement, the Company will cede and the Reinsurer will accept its share of the benefits specified in Exhibit A in accordance with the terms of this Agreement. The policies accepted by the Reinsurer will be hereinafter referred to as "Reinsured Policies."

The Company may not reinsure the retained amounts specified in Exhibit D on any basis without the Reinsurer's prior written consent.

This Agreement does not cover the following unless specified elsewhere:

a)	Noncontractual policy changes or group conversions; or

b)	Policies issued under a program where full current evidence of insurability consistent with the amount of insurance is not obtained, or where conventional selection criteria are not applied in underwriting the risk; or

c)	Any conversion of a previously issued policy that had been reinsured with another reinsurer.

Each Reinsured Policy must provide for the maximum periods of suicide and contestability protection permitted by applicable law.

Article 2

2. 1	Automatic Reinsurance

The Company will automatically cede and the Reinsurer will automatically accept its share of the Company's policies provided that, to the best of the Company's knowledge:

a)	The Company has retained on each life the amount set out in Exhibit D according to the age and mortality rating at the time of underwriting; and
b)	The total of the new ultimate face amount of reinsurance required and the amount already reinsured on that life under this Agreement and all other life agreements between the Reinsurer and the Company, does not exceed the Automatic Acceptance Limits set out in Exhibit E; and
c)	The total new ultimate face amount of insurance on that life in force and applied for with all companies, including the Company, does not exceed the In Force Limits set out in Exhibit E; and
d)	The application is on a life for which the current or any previous application had not been submitted by the Company on a facultative basis to the Reinsurer or any other reinsurer within the last [*] years, unless the reason for the previous facultative submission was for exceeding Automatic Acceptance Limits or exceeding In Force Limits and no longer applies; and
e)	The Policy is not purchased as part of a premium financing program or third party investment program, unless such programs have been approved in writing by the Reinsurer.

For purposes of this Agreement, "ultimate face amount" will mean, to the best of the Company's knowledge, the projected maximum face amount at the time of underwriting, including any contractual increases, that could be reached based on reasonable assumptions made about the policy.

If the Company is already on the risk for its retention under previously issued policies, the Reinsurer will automatically accept reinsurance for newly issued policies according to the limits set out in Exhibit E, provided the Company has complied with the business guidelines specified in Exhibit A-1 (hereinafter the "Business Guidelines") that would have applied if the new policy had been fully retained by the Company.

2. 2      Facultative Reinsurance

Policies that do not qualify for automatic reinsurance hereunder may be submitted to the Reinsurer on a facultative basis. Additionally, policies that qualify for automatic reinsurance may be submitted to the Reinsurer for facultative consideration. If a policy that qualifies for automatic reinsurance is submitted to the Reinsurer or other reinsurers for consideration, the policy will be treated as if proposed on a facultative basis.

Article 3

3. 1	Automatic Submissions

The Company will report Reinsured Policies ceded automatically to the Reinsurer according to the terms specified in Exhibit F.

Upon request, the Company will provide the Reinsurer copies of the application, underwriting papers and other information pertaining to any automatic cession under this Agreement.

3. 2	Facultative Submissions

Applications for reinsurance on a facultative basis will be made in accordance with Exhibit A-2. Unless the Reinsurer provides written consent to an extension, the Company will have the number of days specified in Exhibit A-2 from the date of the Reinsurer' s final offer in which to place the policy with the insured/owner, after which the Reinsurer' s offer will expire without further notice or obligation.

The terms of this Agreement will apply to each accepted facultative offer, unless the offer specifies different terms.

Article 4

4. 1	Commencement of Automatic Reinsurance Liability

The Reinsurer' s liability for any Reinsured Policy accepted automatically will begin simultaneously with the Company's contractual liability for that policy.

4.2	Commencement of Facultative Reinsurance Liability

The Reinsurer's liability for facultative reinsurance will begin simultaneously with the Company's contractual liability if the Company has accepted, during the lifetime of the insured, the Reinsurer' s offer of coverage. However, the Reinsurer will be bound to facultative policies that are placed with the Reinsurer by the Company in accordance with the Company's reasonably documented facultative acceptance procedures which have been provided to the Reinsurer.

The Reinsurer will have no liability for any application submitted for facultative consideration if the Reinsurer declined facultative coverage or made an offer of coverage that was not accepted by the Company as required by the terms of this Agreement.

4.3	Conditional Receipt or Temporary Insurance Agreement Liability

Automatic reinsurance coverage provided by the Reinsurer for the Company's conditional receipt or temporary insurance agreement will begin simultaneously with the Company's contractual liability and is limited to the Reinsurer' s share, as shown in Exhibit A, of amounts accepted within the Company's usual cash-with-application procedures for temporary coverage, up to the limits shown in Exhibit E.

For facultative applications submitted to the Reinsurer, the Reinsurer's liability under a conditional receipt or a temporary insurance agreement will begin simultaneously with the Company's contractual liability if the Reinsurer has received notice from the Company that the Reinsurer's facultative offer has been accepted. The Reinsurer's liability is limited to its share, as shown in Exhibit A, of amounts accepted within the Company's usual cash- with-application procedures for temporary coverage, up to the limits shown in Exhibit E.

If the proposed insured dies prior to the completion of the underwriting process, the Reinsurer will continue underwriting the risk to determine if a facultative offer would have been made on the risk. If so, the Reinsurer will accept liability for the risk, subject to the limits specified in the paragraph above.

The Reinsurer has no liability for facultative applications that the Company has not submitted to the Reinsurer.

Article 5

5. 1	Premium Accounting

The Company will pay the Reinsurer premiums in accordance with the terms specified in the applicable Exhibit, and as may be amended from time to time.

The method and requirements for reporting and remitting premiums are specified in Exhibit F.

5.2       Currency

All payments due under this Agreement will be made in U.S. Dollars.

5. 3	Non-Payment of Premiums

The payment of reinsurance premiums is a condition to the liability of the Reinsurer for reinsurance provided by this Agreement. If reinsurance premiums are not paid within 60 days of the due date, the Reinsurer may terminate reinsurance for all Reinsured Policies having reinsurance premiums in arrears. If the Reinsurer elects to terminate any Reinsured Policies after such 60 day period, it will then give the Company at least 15 days' prior written notice of its intention to terminate such reinsurance. If all reinsurance premiums in arrears, including any which may become in arrears during such 15 day notice period, are not paid before the end of the notice period, the Reinsurer' s obligations for those Reinsured Policies will be limited to obligations relating to events arising on or before the last date for which reinsurance premiums have been paid in full for each Reinsured Policy.

If reinsurance is terminated according to this Article, unearned premiums, net of outstanding balances, will be paid by the party with the positive balance.

The Reinsurer's right to terminate reinsurance will not prejudice its right to collect premiums, and applicable interest as specified in Exhibit C, for the period reinsurance was in force, through and including the 15 day notice period.

The Company may not force termination through the non-payment of reinsurance premiums to avoid the Agreement's requirements or to transfer the Reinsured Policies to another party.

Article 6

6. 1	Right of Offset

The Company and the Reinsurer will have the right to offset any undisputed balances, whether on account of premiums, allowances, credits, claims or otherwise due from one party to the other under this Agreement.

The rights provided under this Article are in addition to any rights of offset that may exist at common law. The parties' offset rights may be enforced notwithstanding any other provision of this Agreement including, without limitation, the provisions of Article 11.

Article 7

7. 1	Conversions

If a Reinsured Policy is converted according to the policy's terms and the applicable provisions of the Business Guidelines, the Company will notify the Reinsurer as specified in Exhibit F. The amount to be reinsured will be determined on the same basis as used for the original Reinsured Policy (excess of retention or quota share) but will not exceed the amount reinsured as of the date of conversion unless mutually agreed otherwise.

Reinsurance will be on a YRT basis using the YRT Rates for Conversions specified in the applicable Exhibit.

7.2	Policy Changes

"Policy changes" refers to the variety of actions that may be made to a policy after issue. These actions include, but are not limited to, replacements, exchanges, changes in plans, a change in the face amount of the policy or the addition of a covered rider. If there is a change to the reinsurance on a Reinsured Policy, the Company will inform the Reinsurer in the subsequent Changes and Terminations Report specified in Exhibit F.

Except as provided in this Article, whenever a Reinsured Policy is changed and the Company's underwriting guidelines do not require that full evidence of insurability be obtained, the terms of this Agreement will apply to the changed Reinsured Policy using point in scale rates, whether the change is made before or after any cancellation of this Agreement for new business. The suicide and contestability periods applicable to the original Reinsured Policy will apply to the reissued Reinsured Policy and the duration for premium payment will be measured from the effective date of the original Reinsured Policy.

Whenever a Reinsured Policy is changed and the Company's underwriting guidelines require that full evidence of insurability be obtained and the suicide and contestability periods will be based on the reissued policy date, unless otherwise required by applicable law, the terms of this Agreement will apply to the changed Reinsured Policy if the change is made before cancellation of this Agreement for new business. Such Reinsured Policy changes taking place after the Agreement is cancelled for new business will not be reinsured without the Reinsurer' s prior written consent.

Policy changes to Reinsured Policies will be subject to the Reinsurer' s prior written approval, if:

a)	The new ultimate face amount of the policy, including any contractual increases, would be in excess of the Automatic Acceptance Limit in effect at the time of the change, as set out in Exhibit E; or
b)	The new ultimate face amount of the policy, including any contractual increases, and the amount already in force in all companies on the same life exceeds the In Force Limits stated in Exhibit E; or
c)	The policy was reinsured on a facultative basis, unless the policy change is only a reduction in death benefit amount; or

d)	Evidence of insurability is not obtained if required in the Company's underwriting guidelines; or
e)	If the change includes a policy with features such as, but not limited to, riders or options that are different from the original policy.

Unless otherwise agreed, first year premium rates and allowances as specified in the applicable Exhibit will apply to the amount underwritten as well as for a non-contractual increase.

7.3	Reductions

Unless specified otherwise in this Agreement, if the amount of a Reinsured Policy issued by the Company is reduced and:

a)	The amount of reinsurance is on an excess basis, then the amount of reinsurance on that life will be reduced effective the same date by the full amount of the reduction under the original Reinsured Policy. If the amount of insurance terminated equals or exceeds the amount of reinsurance, the full amount of reinsurance will be terminated; or
b)	The amount of reinsurance is on a quota share basis, then the amount of reinsurance on that Reinsured Policy will be reduced effective the same date by the same proportion as the reduction under the original Reinsured Policy.

The reduction will first apply to any reinsurance on the Reinsured Policy being reduced and then, if applicable, in chronological order according to policy date ("first in, first out") to any reinsurance on other policies in force on the life. However, the Company will not be required to assume a risk for an amount in excess of its regular retention for the age at issue and the mortality rating of the policy under which reinsurance is being terminated.

If the reinsurance for a Reinsured Policy has been placed with more than one reinsurer, the reduction will be applied to all reinsurers pro rata to the amounts originally reinsured with each reinsurer.

A reduction to one of the Company's policies not reinsured hereunder will require that the Company maintain its required retention as specified in Exhibit D of this Agreement.

7.4	Lapses

When a policy issued by the Company lapses, the corresponding reinsurance on the Reinsured Policy will be terminated effective the same date. Unless specified otherwise in this Agreement, if a policy fully retained by the Company lapses, the terms of Article 7.3 will apply. Full retention shall be defined as specified in Exhibit D of this Agreement.

If a policy issued by the Company lapses and extended term insurance is elected under the terms of that policy, the corresponding reinsurance on the Reinsured Policy will continue on the same basis as the original Reinsured Policy until the expiry of the extended term period.

If a policy issued by the Company lapses and reduced paid-up insurance is elected under the terms of that policy, the amount of the corresponding reinsurance on the Reinsured Policy will be reduced according to the terms of Article 7.3.

If the Company allows the policy to remain in force under its automatic premium loan regulations, the corresponding reinsurance on the Reinsured Policy will continue unchanged and in force as long as such regulations remain in effect, except as otherwise provided in this Agreement.

7.5	Reinstatements

If a policy reinsured on an automatic basis is reinstated according to its terms and the Company's reinstatement rules, the Reinsurer will, upon notification, automatically reinstate the reinsurance. The Reinsurer' s approval is required for the reinstatement of a facultative policy if the Company's regular reinstatement rules indicate that evidence of insurability, in addition to a statement of good health, is required.

To the extent the Reinsured Policy requires payment of premiums in arrears, the Company will pay all reinsurance premiums in arrears on reinstated policies and such premiums will be subject to Article 16.8 and Exhibit F.

7. 6	Reinsurance Limits

The Company will not submit a policy to the Reinsurer unless the amount of reinsurance on the policy equals or exceeds the Minimum Initial Reinsurance Limit ceded to the Reinsurer as specified in Exhibit C. A Reinsured Policy will no longer be reinsured when its reinsured Net Amount at Risk (as defined in the applicable Exhibit, and as may be amended from time to time) is less than the Minimum Final Reinsurance Limit ceded to the Reinsurer as specified in Exhibit C.

Article 8

8. 1	Retention Limit Change

If the Company changes its retention limit (hereinafter "Retention Limit"), it will provide the Reinsurer with written notice of the new Retention Limit at least 90 days prior to the effective date. Changes to the Company's Retention Limits in Exhibit D will not affect the Reinsured Policies in force at the time of such a change except as specifically provided for elsewhere in this Agreement, and will not affect the Automatic Acceptance Limits in Exhibit E unless mutually agreed in writing by the Company and the Reinsurer.

If the Company decreases its Retention Limit, no reinsurance may be ceded on an automatic basis until the parties have reviewed and either expressly affirmed or revised the terms specified in the applicable Exhibit and the Automatic Acceptance Limits set out in Exhibit E.

8. 2	Recapture

The Company may apply an increase in its Retention Limit to reduce the amount of inforce reinsurance ceded on an automatic basis provided that:

a)	The Company gives the Reinsurer irrevocable written notice of its intention to recapture; and

b)	Recapture will be effected on the next anniversary of each Reinsured Policy eligible for recapture unless agreed otherwise by both parties and with no recapture being made until the Reinsured Policy has been in force for the period specified in the applicable Exhibit. For a conversion or re-entry, the recapture terms of the original policy will apply and the duration for the recapture period will be measured from the effective date of the original policy; and

c)	The Company has maintained, from the time the policy was issued, its full retention as set out in Exhibit D, and has applied its increased Retention Limit to all categories set out in Exhibit D.

In applying its increased Retention Limit to Reinsured Policies, the age and mortality rating at the time of issue will be used to determine the amount of the Company's increased retention. The amount of reinsurance eligible for recapture will be the difference between the amount originally retained and the amount the Company would have retained had the new retention been in effect at the time of issue. The amount of reinsurance eligible for recapture will be determined based on the reinsurance net amount at risk as of the date of recapture. If there is reinsurance with other reinsurers on risks eligible for recapture, the reduction will be applied pro rata to the total outstanding reinsurance.

Recapture is optional, but if any reinsured business is recaptured, all eligible reinsured business must be recaptured. Eligible reinsured business means business with the same form of underwriting. In addition, all life risks reinsured under any other reinsurance agreement between the Reinsurer and the Company which are eligible for recapture must be similarly recaptured. No reserves for the recaptured business will be paid to the Company by the Reinsurer.

Effective as of the recapture date, the Reinsurer will not be liable for any eligible reinsured business which was overlooked. The parties' obligations for any recaptured business will be limited to those relating to events or circumstances arising or occurring before the recapture date, including payment of the termination settlement amount.

Upon recapture, each party will be deemed to be fully and finally released from all obligations under this Agreement with respect to the recaptured business.

8. 3	Additional Situations Eligible for Recapture De minimis inforce amount

The Reinsurer and the Company agree that if the Agreement is closed for new business, and the Reinsured Amount falls to a de minimis level, the Company shall have the right to recapture the business reinsured hereunder. The Reinsurer and the Company shall come to a mutual agreement with regard to what represents a de minimis level.

Reinsurer's Authorized Control Level Risk Based Capital

If the Reinsurer' s Authorized Control Level Risk Based Capital (RBC) falls below [*]% of the minimum standard of the amount of capital and surplus as stated in the Reinsurer's most recent prior annual statutory statement filed with its state of domicile or in its quarterly reports (hereinafter "Financial Impairment"), the Reinsurer will notify the Company in writing within ten (10) business days after the date of the release to the states of Reinsurer' s report for the quarter in which the Financial Impairment occurred. The date of the Reinsurer's Financial Impairment is deemed to be the date the Company receives notice of the Financial Impairment.

The calendar quarter following the quarter in which the financial impairment occurred shall be the Remedy Period (the "Remedy Period").

During the Remedy Period, if the Reinsurer takes action to remedy the Financial Impairment, then the Reinsurer is not required to establish security in the form of a trust or letter of credit.

During the Remedy Period, the Reinsurer may implement and maintain one or more of the following cures ("Cure"):

a)	restores its minimum standard of the amount of capital and surplus equivalent to an Authorized Control Level of at least [*] or

b)	transfer of the reinsurance provided under this Agreement to another reinsurer by assignment of this Agreement or otherwise, provided (i) that the assuming reinsurer has an A. M. Best rating of (A) or better at the time of the transfer; (ii) that the assuming reinsurer accepts transfer by assignment of this Agreement (and all amendments) without any material modification to the substantive terms of the Agreement; and (iii) written consent from the Company is obtained, which approval shall not be unreasonably withheld.

If, by the end of the Remedy Period, the Reinsurer has not implemented a Cure as stated above, then within ten (10) business days after the end of the Remedy Period, the Reinsurer shall provide the Company with prior notice of the Reinsurer's choice of a trustee (which shall not be an affiliate of the Reinsurer or the Company. The Company shall then have ten (10) business days to approve the Reinsurer's choice of trustee, which approval shall not be unreasonably withheld, or alternatively, to suggest another trustee.

Within five (5) business days after the date the parties agree on the choice of trustee, as described above, the Reinsurer shall deposit in trust with the trustee), and thereafter at all times maintain in such trust, assets at least equal in value to an amount sufficient to permit the Company to receive full credit for the Company's statutory reserves for liabilities ceded to the Reinsurer under this Agreement.

If the Reinsurer cannot, after reasonable attempts to do so, secure a trustee for the purpose set out in the immediately preceding paragraph, then the Reinsurer may alternatively post a letter of credit to at least equal in value to an amount sufficient to permit the Company to receive full credit for the Company's statutory reserves for liabilities ceded to the Reinsurer under this Agreement .. The Reinsurer shall provide the Company with prior written notice of the Reinsurer's choice of the issuer of the letter of credit. The Company shall then have ten (10) business days to approve the Reinsurer' s choice of the issuer of the letter of credit, or to suggest an alternative issuer.

Notwithstanding the above, if security by means of a trust or letter of credit will be required, but the amount sufficient to permit the Company to receive full credit for the Company's statutory reserves for liabilities ceded to the Reinsurer under this Agreement is less than $[*], the Reinsurer will not be required to establish security in the form of a trust or letter of credit. If security by means of a trust or letter of credit was established, and if the amount sufficient to permit the Company to receive full credit for the Company's statutory reserves for liabilities ceded to the Reinsurer under this Agreement subsequently drops below $[*], then the letter of credit will be returned for cancellation, or the trust will be terminated and the assets will be returned to the Reinsurer.

The trust or letter of credit arrangements, and all documentation relating thereto, must be satisfactory in form and substance to the Company in its good faith discretion. If the Reinsurer's Authorized Control Level RBC is restored to [*]%, then the letter of credit will be returned for cancellation, or the trust will be terminated and the assets will be returned to the Reinsurer. In addition, the Company will return to the Reinsurer any assets the Reinsurer deposited to the Company. The Company shall authorize return of the assets held in the trust, or authorize cancellation of the letter of credit within ten (10) business days.

8.4       Waiver of Premium Claims

If Waiver of Premium (W.P.) is a reinsured benefit on any Reinsured Policy covered by this Agreement and there is a claim in effect with respect to a Reinsured Policy when recapture takes place, the W.P. claim will stay in effect and the Reinsurer will continue to pay to the Company its proportionate share of the annual amount waived by the Company on that Reinsured Policy, until such claim terminates. During such period, the Reinsurer will not be liable for any other benefits with respect to the Reinsured Policy, including the basic life risk, which are eligible for recapture. All eligible benefits will be recaptured as if there was no W.P. claim.

Article 9

9. 1	Claims Notice and Consultation

The Company is responsible for the settlement of claims in accordance with applicable law and policy terms. It is the Company's sole decision to determine whether a claim is payable under the policy. For purposes of this Article, Reinsured Policies include conditional receipts and temporary insurance agreements covered under the terms of this Agreement. It is a condition to the Reinsurer's obligation to pay a claim that the Company notify the Reinsurer in writing as soon as possible. The Company will promptly provide the Reinsurer with copies of all claims documents.

As a condition to the Reinsurer's obligation to pay a claim, before making a claim decision or settlement offer, the Company will seek the Reinsurer's recommendation on such matters to the extent specified in the applicable Exhibit. The Reinsurer will promptly make a recommendation; failing such, the Company may settle the claim without further consultation. The terms of the applicable Exhibit notwithstanding, the Company may request a recommendation from the Reinsurer on any claim on a Reinsured Policy. The Company will provide the Reinsurer all information, including underwriting files, reasonably requested by the Reinsurer for consideration of any claim on a Reinsured Policy.

9. 2	Claims Payment

The Reinsurer will be liable to the Company for its share of the benefits owed under the express contractual terms of the Reinsured Policies and as specified under the terms of this Agreement. The Reinsurer will not participate in any ex gratia payments made by the Company (i.e., payments the Company is not required to make under the Reinsured Policy terms.) The payment of death benefits by the Reinsurer will be in one lump sum regardless of the mode of settlement under the Reinsured Policy. Benefit payments from the Reinsurer will be due within [*] days of the claim satisfying the requirements established under this Agreement. The Reinsurer's share of any interest payable under the terms of a Reinsured Policy or applicable law which is based on the death benefits paid by the Company, will be payable provided that the Reinsurer will not be liable for interest accruing on or after the date of the Company's payment of benefits nor for interest paid on premium refunds, policy dividends, or any other component other than the death benefit. The Reinsurer's share will be based upon the net amount at risk at the time of death and at the same interest rate and days used by the Company to calculate their interest paid.

The Reinsurer will make payment to the Company for each such claim.

For Waiver of Premium claims, the Company will continue to pay premiums for reinsurance, except premiums for disability reinsurance. The Reinsurer will pay its proportionate share of the gross premium waived by the Company on the Reinsured Policy, including its share of the premiums for benefits that remain in effect during disability.

For claims on Accelerated Benefit riders reinsured under this Agreement, the benefit amount payable by the Reinsurer will be calculated by multiplying the total accelerated death benefit rider payout by the ratio of the reinsured Net Amount at Risk, as defined in the applicable Exhibit, to the face amount of the Reinsured Policy.

9.3	Claims Practices

It is the Company's sole decision to determine whether to investigate, contest, compromise or litigate a claim; however, the Company is responsible for investigating, contesting, compromising or litigating Reinsured Policy claims in accordance with applicable law and policy terms.

The Company acknowledges that it obtains certified death certificates for death claims.

9.4	Contested Claims

The Company will notify the Reinsurer promptly of its intention to investigate, contest, compromise, or litigate any claim involving a Reinsured Policy (hereinafter a "Contested Claim"). The Company will provide the Reinsurer all relevant information and documents, as such become available, pertaining to Contested Claims and will promptly report any developments during the Reinsurer' s review. If the Reinsurer:

a)	Does not support the contest of the Claim, the Reinsurer will pay the Company its full share of the reinsurance benefit, and will not share in any subsequent reduction or increase in liability or in any subsequent expenses incurred by the Company; or

b)	Supports the Company's decision to contest the claim and the Contested Claim results in a reduction or increase in liability, the Reinsurer will share in any reduction or increase in proportion to its share of the risk on the Contested Claim.

If the Reinsurer supports the decision to contest the claim, the Company will promptly advise the Reinsurer of all significant developments, including notice of legal proceedings (including, but not limited to, consumer complaints or actions by governmental authorities) initiated in connection with the Contested Claim.

If the Company returns premiums to the policy owner or beneficiary as a result of rescinding a policy, or if the Company pays a suicide benefit, the Reinsurer will refund net reinsurance premiums received on that policy to the Company.

9.5	Claims Expenses

The Reinsurer will pay its share of reasonable investigation and legal expenses incurred in investigating, adjudicating or litigating a claim, except as otherwise provided in this Agreement. The Reinsurer will not be liable for any routine investigative or administrative claim expenses (such as compensation of salaried employees) or for any expenses incurred in connection with conflicting claims of entitlement to Reinsured Policy benefits that the Company admits are payable.

9.6	Extra Contractual Obligations

For purposes of this Agreement, "Extra Contractual Obligations" are any obligations or expenses other than contractual obligations incurred by the Company, its affiliates, directors, officers, employees, agents or other representatives and arising under the express written terms and conditions of a policy, including but not limited to, punitive damages, bad faith damages, compensatory damages, and other damages or fines or penalties which may arise from the acts, errors or omissions of the Company or its affiliates, directors, officers, employees, agents or other representatives.

The Reinsurer is not liable for Extra Contractual Obligations associated with a contested claim unless it concurred in writing and in advance with the claim actions which were the basis for the Extra Contractual Obligations. In these situations, the Company and the Reinsurer will share in Extra Contractual Obligations, in equitable proportions, but all factors being equal, the Reinsurer' s assessments would be in proportion to the risk accepted for the Reinsured Policy involved.

The Reinsurer will not be liable for any Extra Contractual Obligations resulting from the Company's failure to implement the agreed upon course of action, such as the filing of timely pleadings or meeting court or statutory deadlines, etc.

9.7	Misstatement of Age or Sex

In the event of a change in the amount payable under a Reinsured Policy due to a misstatement in age or sex, the Reinsurer's liability will change proportionately. The Reinsured Policy will be rewritten from commencement on the basis of the adjusted amounts using premiums and amounts at risk for the correct ages and sex, and the proper adjustment for the difference in reinsurance premiums, without interest, will be made.

Article 10

10. 1	Errors and Omissions in Administration of Reinsurance

Any unintentional or accidental failure to comply with the terms of this Agreement which can be shown to be the result of an oversight or clerical error relating to the administration of reinsurance by either party will not constitute a breach of this Agreement. Upon discovery, the error will be promptly corrected so that both parties are restored to the position they would have occupied had the oversight or clerical error not occurred. In the event a payment is corrected, the party receiving the payment may charge interest, calculated according to the terms specified in Exhibit C. Should it not be possible to restore both parties to this position, the party responsible for the oversight or clerical error will be responsible for any resulting liabilities and expenses. The Reinsurer will not be responsible for deliberate acts of the Company or for recurring errors made by the Company.

If the Company has failed to cede reinsurance as provided under this Agreement or has failed to comply with reporting requirements with respect to business ceded hereunder, the Reinsurer may require the Company to audit its records for similar errors and take reasonable actions necessary to correct errors and avoid similar errors. Failing prompt correction, the Reinsurer may limit its liability to the correctly reported Reinsured Policies.

10. 2    Dispute Resolution

As a condition to the parties' right to arbitration under this Agreement, either the Company or the Reinsurer will give written notification to the other party of any dispute relating to or arising from this Agreement, including, but not limited to, the formation or breach thereof. Within 15 days of notification, both parties must designate an officer of their respective companies to attempt to resolve the dispute. The officers will meet at a mutually agreeable location as soon as possible and as often as necessary to attempt to negotiate a resolution of the dispute. During the negotiation process, all reasonable requests made for information concerning the dispute will be promptly honored. The format for discussions will be determined mutually by the officers.

If these officers are unable to resolve the dispute within 30 days of their first meeting, the parties may agree in writing to extend the negotiation period for an additional 30 days. If the matter is not resolved within 30 days of the first meeting or the additional 30 day period, if any, then either party may demand arbitration pursuant to Article 10.3. The discussions and all information exchanged for the purposes of such discussions will be confidential and without prejudice.

10. 3	Arbitration

Except with respect to disputes subject to the Expedited Dispute Resolution Process in Article 10.4, if the Company and Reinsurer are unable to resolve any dispute arising from this Agreement, including but not limited to the formation or breach thereof, pursuant to Article 10.2, the matter will be referred to arbitration.

The arbitration will be conducted in accordance with the Procedures for Resolution of U.S. Insurance and Reinsurance Disputes, Neutral Panel Version, April 2004 (the "Procedures"), except as modified herein.

The arbitration will be held in New York City or another place as the parties may mutually agree. The arbitration will be conducted before a three person Panel qualified as:

a)	Current or former officers of life insurance or reinsurance companies, or

b)	Professionals with no less than 10 years of experience in or serving the life insurance or reinsurance industries.

The parties will select such candidates from the ARIAS-US Certified Arbitrators List.

The customs and practices of the life insurance and reinsurance industries may be considered by the Panel to resolve any ambiguities in the Agreement but only insofar as such customs and practices are consistent with the terms of this Agreement. The Panel will not have the authority to award punitive or exemplary damages.

The Panel will award the remedy sought by the party seeking relief to the extent the remedy is provided for in this Agreement or otherwise reasonably compensates the damaged party for the economic effect of any demonstrated breach. Such remedies may include, but will not be limited to, monetary damages, revisions to the terms of the Agreement, including adjustments to premiums or allowances paid or to be paid, or any combination of the foregoing.

The Panel shall issue an order, appropriate for confirmation in a court of competent jurisdiction, to resolve all matters in dispute. In addition, the Panel shall issue a written opinion setting forth the reasons for the award, with citations to the record of the hearing that support the reasoning.

The decision of the Panel will be final and binding upon the parties and their respective successors and assigns. Each party hereby consents to the entry of a judgment confirming or enforcing the award in the United States District Court for the Southern District of New York and/or in any other court of competent jurisdiction.

Within 20 days after the transmittal of an award, either party, upon notice to the other party, may request the Panel to correct any clerical, typographical, or computational errors in the award. The other party will be given ten days to respond to the request. The Panel will dispose of the request within 20 days of its receipt of such request and any response thereto. The Panel will not be empowered to re-determine the merits of any claim already decided.

Each party will:

c)	Bear its own fees and expenses in connection with the arbitration, including the fees of any outside counsel and witness fees, and

d)	Share equally in the fees for the members of the Panel and the costs of the arbitration, such as hearing rooms, court reporters, etc.

It is the intent of the parties that these arbitration provisions replace and be in lieu of any statutory arbitration provision, if permitted by law.

10. 4	Expedited Dispute Resolution Process

The parties agree that the following types of issues and disputes will be subject to arbitration under the expedited procedures set forth in this Article:

a)	Any dispute regarding the obligations of the parties with respect to a single Reinsured Policy, regardless of the amount in controversy; or

b)	Any dispute in which the amount in controversy, exclusive of interest or costs, is less than $[*].

Arbitration proceedings under this Article will be commenced as specified in Article 10.3, and shall be subject to the requirements of Article 10.3 to the extent they are not inconsistent with this Article.

The proceedings will be held before a single neutral umpire meeting the qualifications set forth in Article 10.3. If the parties are unable to agree on an umpire within 30 days following commencement of the action, the selection will be made pursuant to the Umpire Selection Procedure of the ARIAS-US Certified Arbitrators List. No ex parte communication will be permitted with the umpire at any time prior to the conclusion of the proceedings.

Within 21 days from the date the selection of the umpire is agreed upon, the parties and umpire will conduct an organizational meeting by teleconference to familiarize the umpire with the dispute and to set a timetable for submission of briefs. There will be no discovery, and the dispute will be submitted on briefs and documentary evidence only, unless otherwise agreed by the parties or ordered by the umpire for good cause.

Within 30 days of submission of briefs by the parties, the umpire will render a written award which will be final and binding on the parties.

Article 11

11 . 1 Insolvency

A party to this Agreement will be deemed "insolvent" when it:

a)	Applies for or consents to the appointment of a receiver, rehabilitator, conservator, liquidator or statutory successor (hereinafter referred to as the Authorized Representative) of its properties or assets; or

b)	Is adjudicated as bankrupt or insolvent; or

c)	Files or consents to the filing of a petition in bankruptcy, seeks reorganization or an arrangement with creditors or takes advantage of any bankruptcy, dissolution, liquidation, rehabilitation, conservation or similar law or statute; or

d)	Becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the party's domicile.

In the event of the insolvency of the Company, all reinsurance ceded, renewed or otherwise becoming effective under this Agreement will be payable by the Reinsurer directly to the Company or to its Authorized Representative on the basis of the liability of the Company for benefits under the Reinsured Policies without diminution because of the insolvency of the Company.

The Reinsurer will be liable only for benefits reinsured as benefits become due under the terms of the Reinsured Policies and will not be or become liable for any amounts or reserves to be held by the Company as to the Reinsured Policies or for any damages or payments resulting from the termination or restructure of the Policies that are not otherwise expressly covered by this Agreement. The Company or its Authorized Representative will give written notice to the Reinsurer of all pending claims against the Company on any Reinsured Policies within a reasonable time after filing in the insolvency proceedings. While a claim is pending, the Reinsurer may investigate such claim and interpose, at its own expense, in the proceedings where the claim is to be adjudicated, any defense or defenses which it may deem available to the Company or its Authorized Representative.

The expense incurred by the Reinsurer will be chargeable, subject to court approval, against the Company as part of the expense of its insolvency proceedings to the extent of a proportionate share of the benefit which may accrue to the Company solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are involved in the same ·claim and a majority in interest elect to interpose a defense to such claim, the expense will be apportioned in accordance with the terms of the Agreement as though such expense had been incurred by the Company.

In the event of the insolvency of the Reinsurer, the Company may cancel this Agreement for new business by promptly providing the Reinsurer or its Authorized Representative with written notice of cancellation, to be effective as of the date on which the Reinsurer' s insolvency is established by the authority responsible for such determination. Any requirement for a notification period prior to the cancellation of the Agreement would not apply under such circumstances.

In addition, in the event of the insolvency of the Reinsurer, the Company may provide the Reinsurer or its Authorized Representative with written notice of its intent to recapture all reinsurance in force under this Agreement regardless of the duration the reinsurance has been in force or the amount retained by the Company on the Reinsured Policies. The effective date of a recapture due to insolvency will be at the election of the Company but may not be earlier than the date on which the Reinsurer's insolvency is established by the authority responsible for such determination. If the Company elects to recapture reinsurance under this Article, unearned premiums, net of outstanding balances, will be paid by the party with the positive balance.

In the event of the insolvency of either party, the rights or remedies of this Agreement will remain in full force and effect.

Article 12

12.1	DAC Tax Election

The Company and the Reinsurer agree to the election pursuant to Section 1.848-2(9)(8) of the Income Tax Regulations effective December 29, 1992, under Section 848 of the Internal Revenue Code of 1986, as amended (such election being referred to as the "DAC Tax Election"), whereby:

a)	The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1) of the Internal Revenue Code of 1986, as amended (the "Code");

b)	The parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency. If requested, the Company will provide supporting information reasonably requested by the Reinsurer. (The term "net consideration" means "net consideration" as defined in Regulation Section 1.848-2(f));

c)	This DAC Tax Election will be effective for the first taxable year in which this Agreement is effective and for all years for which this Agreement remains in effect.

The Company and the Reinsurer will each attach a schedule to their respective federal income tax returns filed for the first taxable year for which this DAC Tax Election is effective. Such schedule will identify the Agreement as a reinsurance agreement for which the DAC Tax Election under Regulation Section 1.848-2(9)(8) has been made.

The Company and the Reinsurer represent and warrant that each is respectively subject to

U.S. taxation under either the provisions of subchapter L of Chapter 1 or the provisions of subpart F of subchapter N of Chapter 1 of the Code.

12. 2    Taxes and Expenses

No taxes, allowances, or expense will be paid by the Reinsurer to the Company for any Reinsured Policy, except as specifically referred to in this Agreement.

12.3      The Foreign Account Tax Compliance Act (FATCA)

The Company and the Reinsurer agree to provide all necessary information in order to be in compliance with the Foreign Account Tax Compliance Act (FATCA) under Sections 14 71 - 1474 of the US Internal Revenue Code and any Treasury Regulations or other guidance issued, including Forms W-9, Forms W-8BEN-E, and any information necessary for the parties to enter into an agreement described in Section 14 71 (b) of the US Internal Revenue Code and to comply with the terms of that agreement or to comply with the terms of any inter-governmental agreements between the US and any other jurisdictions relating to FATCA. This information shall be provided upon execution of this Agreement, promptly upon reasonable demand by either party to this Agreement and promptly upon learning that any such information previously provided has become obsolete or incorrect.

The parties to this Agreement acknowledge that if they fail to supply such information on a timely basis, they may be subject to 30% US withholding tax imposed on payments of US source income.

Article 13

13. 1     Entire Agreement

This Agreement and the Exhibits hereto constitute the entire agreement between the parties with respect to the business reinsured hereunder and supersede any and all prior representations, warranties, prior agreements or understandings between the parties pertaining to the subject matter of this Agreement. There are no understandings between the parties other than as expressed in this Agreement and the Exhibits hereto. In the event of any express conflict between the Agreement and the Exhibits hereto, the Exhibits hereto will control.

Any change or modification to this Agreement and the Exhibits hereto will be null and void unless made by written amendment and signed by both parties.

13.2      Inspection of Records

The Reinsurer or its duly appointed representatives will have access to records of the Company,· whether written or electronic, and including system view access, concerning the business reinsured hereunder for the purpose of inspecting, auditing and photocopying those records. Such access will be provided, upon at least thirty (30) days written notice, at the office of the Company and will be during reasonable business hours. Assuming the Reinsurer has continued to perform the undisputed portion of its obligations under this Agreement, the Company may not withhold access to information and records on the grounds that the Reinsurer is in breach.

The Reinsurer' s right of access as specified above will survive until all of the Reinsurer' s obligations under this Agreement have terminated or been fully discharged.

13.3     Utmost Good Faith

All matters with respect to this Agreement require the utmost good faith of each of the parties.

13. 4    Confidentiality

The parties will keep confidential and not disclose or make competitive use of any shared Proprietary Information, as defined below, unless:

a)	The information becomes publicly available or is obtained other than through unauthorized disclosure by the party seeking to disclose or use such information;
b)	The information is independently developed by the recipient;
c)	The disclosure is required for the purpose of any retrocession, securitization, or structured, asset-backed or asset-based financing; or
d)	The disclosure is required by law.

"Proprietary Information" includes, but is not limited to, underwriting manuals and guidelines, applications, contract forms, and premium rates and allowances of the Reinsurer and the Company, but shall not include the existence of this Agreement and the identity of the parties. Nothing herein shall preclude either party from using Proprietary Information for ordinary business operations or developing pricing models and actuarial analyses. Additionally, Proprietary Information may be shared by either party on a need-to- know basis with its employees, affiliates, third party service providers, auditors, consultants or retrocessionaires, or in connection with the dispute process specified in this Agreement.

In addition, the Reinsurer and its representatives and service providers will protect the confidentiality and security of Non-Public Personal Information, as defined below, by:

e)	Holding all Non-Public Personal Information in strict confidence;
f)	Maintaining appropriate measures that are designed to protect the security, integrity and confidentiality of Non-Public Personal Information;
g)	Disclosing and using Non-Public Personal Information received under this Agreement for purposes of carrying out the Reinsurer's obligations under this Agreement, for purposes of retrocession, or as may be required or permitted by law.

"Non-Public Personal Information" is personally identifiable medical, financial, and other personal information about proposed, current and former applicants, policy owners, contract holders, insureds, annuitants, claimants, and beneficiaries of Reinsured Policies or contracts issued by the Company, and their representatives, that is not publicly available. Non-Public Personal Information does not include de-identified personal data, i.e., information that does not identify, or could not reasonably be associated with, an individual.

The Company will obtain, as required by law, appropriate consents from its insureds to enable the parties to fully exercise their rights and perform their obligations under this Agreement.

13. 5	OFAC Compliance

The parties represent that they are using, and shall use, best efforts to continue to be in compliance with all laws, regulations, judicial and administrative orders applicable to the Reinsured Policies as they pertain to the sanction laws administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), as such laws may be amended from time to time (collectively the "Laws"). Neither party shall be required to take any action under this Agreement that would violate said Laws, including, but not limited to, making any payments in violation of the Laws.

Should either party discover or otherwise become aware that a reinsurance transaction has been entered into or a payment has been made in violation of the Laws, the party who first becomes aware of the violation of the Laws shall notify the other party, and the parties shall cooperate in order to take all necessary corrective actions.

The parties agree that such reinsurance transaction shall be null, void and of no effect from its inception, to the same extent as if the reinsurance transaction had never been entered into. In such event, each party shall be restored to the position it would have occupied if the violation had not occurred, including the return of any payments received, unless prohibited by law.

Article 14

14. 1	Representations and Warranties

The Company makes no representations and warranties as to the future experience or profitability arising from the Reinsured Policies.

Each party represents and warrants that as of the Effective Date of this Agreement and at the time of executing this Agreement, if later, it is solvent on a statutory basis in all states in which it does business or is licensed.

"Material" or "materially" for purposes of Articles 14 and 15 will mean facts that a prudent reinsurer or insurer would consider as reasonably likely to affect the Reinsurer' s experience under the Agreement. Prior to the execution of this Agreement, the Company has provided to the Reinsurer the Business Guidelines for use in its assessment of the risks covered hereunder. The Company represents and warrants that, to the best of its knowledge:

a)	It has disclosed to the Reinsurer all information which is material to the risks being assumed hereunder; and

b)	The Business Guidelines were complete and accurate when disclosed; and

c)	There has been no material change in the Business Guidelines between the "as of" dates of the information and the date of Agreement execution.

This Article will not terminate or expire until all Reinsured Policies have been discharged or terminated in full.

Article 15

15. 1	Business Continuity

All Reinsured Policies will be issued and administered in accordance with the Business Guidelines. The Company will notify the Reinsurer of any change that materially affects the reinsured business. Such changes include, but are not limited to, changes to the Business Guidelines, including material changes in premium rates or cost of insurance rates charged, a material change in the target spread used to manage crediting rates or in the method used to determine crediting rates, or outsourcing of functions such as underwriting, reinsurance administration, or claims. This Agreement will not cover policies affected by such material changes unless the Reinsurer has agreed in writing in advance with the material changes. If the Reinsurer agrees to accept policies affected by the outsourcing, the Company will secure the Reinsurer's right to audit and inspect the party performing such outsourced services.

If Reinsured Policies are not covered due to an unapproved material change, all payments between the Company and the Reinsurer with respect to the affected Policies shall be refunded, excluding items relating to reserves or interest on reserves. No liability shall remain with the Reinsurer with respect to such Policies.

Article 16

16. 1	Duration of Agreement

This Agreement is unlimited as to its duration.

The Reinsurer or the Company may terminate this Agreement or any plan listed in Exhibit A with respect to the reinsurance of new business by giving at least 90 days' written notice of termination to the other party or pursuant to Article 15. 1 of this Agreement. During the 90 day notification period, the Company will continue to cede and the Reinsurer will continue to accept policies covered under the terms of this Agreement.

The Reinsurer remains liable for all Reinsured Policies in force as of the date of the termination, until their natural expiration, unless the parties mutually decide otherwise or as specified otherwise in this Agreement. All provisions of this Agreement will survive its termination to the extent necessary to carry out its purpose.

16.2     Severability

Determination that any provision of this Agreement is invalid or unenforceable will not affect or impair the validity or the enforceability of the remaining provisions of this Agreement.

16.3	Construction

This Agreement will be construed and administered without regard to authorship and without any presumption or rule of construction in favor of either party. This Agreement is between sophisticated parties, each of which has reviewed the Agreement and is fully knowledgeable about its terms and conditions.

16.4	Credit for Reinsurance

The parties intend that the Company will receive statutory reserve credit in its state of domicile for reinsurance provided under this Agreement. The parties agree to use reasonable efforts to ensure that such reserve credit will remain available to the Company.

16.5     Non-Waiver

A waiver by either party of any violation, or the default by the other party in its adherence to any term of this Agreement, will not constitute a waiver of any other or subsequent violation or default. No prior transaction or dealing between the parties will establish any custom, usage or precedent waiving or modifying any provision of the Agreement. The failure of either party to enforce any part of this Agreement will not constitute a waiver of any right to do so.

16.6     Retrocession

The Reinsurer may reinsure or retrocede any risks or business assumed hereunder.

16.7    Governing Law

This Agreement shall be governed by the laws of the State of Nebraska.

16.8     Interest

Each party reserves the right to charge interest on undisputed overdue balances, pursuant to the terms of this Agreement. If applicable, interest will be calculated according to the terms specified in Exhibit C.

16.9     Counterparts

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one Agreement, and any of the parties hereto may execute this Agreement by signing any such counterpart. The parties agree that transmission of signature on the original signature page via electronic means, either by facsimile or electronic mail, shall constitute valid execution of this Agreement and that there shall be no obligation to exchange copies of such original "wet" signatures. When this Agreement has been fully executed by the Company and the Reinsurer, it will become effective as of the Effective Date specified in Exhibit A.

Execution

This Agreement has been made in duplicate and hereby executed by both parties.

Signed for and on behalf of

AMERITAS LIFE INSURANCE CORP.

/S/ [*]

SWISS RE LIFE & HEALTH AMERICA INC.

/S/ [*]